FDA GRANTS PRIORITY REVIEW TO TAXOTERE®
FOR THE SUPPLEMENTAL NEW DRUG APPLICATION
FOR ADVANCED GASTRIC CANCER

Paris – December 2, 2005 – Sanofi-aventis announced today that the U.S Food and Drug Administration (FDA) has granted a six-month priority review for the supplemental new drug application (s-NDA) for Taxotere® (docetaxel) Injection Concentrate, in combination with a current standard treatment (cisplatin and 5-fluorouracil) for advanced gastric cancer.

The supplemental application is based on data from a large Phase III international study, TAX 325, involving 457 patients with advanced gastric cancer. Patients treated with a Taxotere®-based chemotherapy regimen (docetaxel, cisplatin and 5-fluorouracil) had a significantly improved overall survival compared to patients who received a standard treatment of cisplatin and 5-fluorouracil (9.2 months vs. 8.6 months median survival) with a relative risk reduction in mortality of 23% (log rank p=0.02) and a 2-year survival of 18% versus 9% in favor of the Taxotere® arm. In Europe this supplemental application is already under examination by the EMEA on the basis of the TAX 325 study results.

A Priority Review designation is granted by the FDA for those applications that have the potential for providing a significant therapeutic advance.

“Doctors treating patients with gastric cancer urgently need new and more effective therapeutic strategies and better treatment options to help patients with this devastating disease,” said Jaffer A. Ajani, MD, Professor, GI Medical Oncology, The University of Texas M. D. Anderson Cancer Center, Houston, Texas, US principal investigator of the TAX 325 study. “If approved, the incorporation of Taxotere® into a commonly used chemotherapy regimen may be the most important development in the treatment of advanced gastric cancer in more than a decade.”

About Taxotere®
Taxotere® is currently approved in three types of cancers :
      Breast Cancer:
 In the United States and in Europe Taxotere® , as the approval to treat patients with locally advanced or metastatic breast cancer after failure of prior chemotherapy.

  It is also approved in Europe in combination with doxorubicine for patients who have received prior cytotoxic therapy for this condition and in combination with capecitabine after failure of cytotoxic therapy which would have included anthracycline.

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  In adjuvant setting (post surgery) it is approved in the US and in Europe in combination with doxorubicin and cyclophosphamide (TAC regimen) for the treatment of patients with operable, node-positive breast cancer.
  Finally, in Europe, Taxotere® is approved in combination with trastuzumab for the treatment of patients with metastatic breast cancer overexpressing Her2 receptor.
Lung Cancer:
 In the US and in Europe Taxotere® , in combination with cisplatin, is approved for the treatment of patients with unresectable locally advanced or metastatic non-small cell lung cancer (NSCLC) who had not received prior chemotherapy, and it also is approved, as a single agent, for patients with unresectable locally advanced or metastatic NSCLC after failure of prior platinum-based chemotherapy.

Prostate Cancer:
Taxotere® is approved for use in combination with prednisone as a treatment for androgen-independent (hormone-refractory) metastatic prostate cancer in the US and in Europe.

About the TAX 325 Study
Locally advanced or metastatic gastric cancer (MGC) has a poor prognosis with 2-year survival of only 11.5 percent (source??). This study was undertaken to evaluate the benefits of adding Taxotere® to a standard chemotherapy regimen. The primary study endpoint was time to tumor progression (TTP), which was significantly improved with Taxotere® based therapy (5.6 months) compared to standard treatment (3.7 months) with a 32% reduction in the risk of progression (log rank p=0.0004) . The main secondary endpoint was to detect a statistically significant increase in overall survival. Response rate, time to treatment failure, duration of response, safety profiles, Quality of life and disease related symptoms were collected and evaluated as secondary objectives as well.

The Taxotere® (docetaxel) combination resulted in an increased incidence of diarrhea (19% vs 8%) and low white blood cell counts (82% vs. 57%) which was complicated by fever or infection in 29 vs 12% of cases. Prophylactic use of GCSF was not recommended in this study. In total, 81.4% of the patients experienced at least one grade3/4 side effect with the Taxotere based regimen versus 75.4% in the control arm. And, there was a 57 percent reduction in Grade 3-4 neutropenia in patients who received G-CSF.

“In this sick patient population, the tolerability of cytotoxic regimens is limited. However, Taxotere® combined with cisplatin plus 5FU (TCF) along with appropriate risk management shows promise in the treatment of advanced stomach cancer,” said Professor Eric Van Cutsen from the University Hospital of Gasthuisberg, Leuven, Belgium, European principal investigator of the TAX325 trial.

These results were presented at the American Society of Clinical Oncology (ASCO) annual meeting in 2005.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
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About Gastric Cancer
Gastric cancer is the second most common cause of cancer death worldwide; approximately 870,000 new cases of gastric cancer are diagnosed annually. There will be about 21,860 new cases of gastric cancer in the United States in 2005. At diagnosis, most patients with gastric cancer have advanced disease with an expected survival of only six to nine months. Gastric cancer claims the lives of 650,000 people worldwide.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). The sanofi-aventis Group conducts business in the United States through its affiliates Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Forward-Looking Statements
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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com